Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON DAILY CONNECTED TRANSACTIONS

HIGHLIGHTS

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The Transaction: China Life Insurance Company Limited (the “Company”) intends to sign a Framework Agreement on Purchase of Financial Products (the “Framework Agreement”) with Sino-Ocean Group Holding Limited (“Sino-Ocean Group”). Pursuant to the Framework Agreement, the Company may, during its ordinary business course and based on its investment demands, purchase from Sino-Ocean Group financial products issued by Sino-Ocean Group.

•

Impact of the Transaction on the Company: This transaction is in the overall interest of the Company, because it will benefit the development of the investment business of the Company, further enhance the cooperation relationship with Sino-Ocean Group, diversify the investment instruments and targets of the Company and provide stable investment returns.

•	This transaction does not require review and approval by the shareholders meeting of the Company.

I.	GENERAL DESCRIPTION OF THE TRANSACTION

The twelfth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of the Company was held on March 27, 2019. The Meeting considered and approved the Proposal on the Signing of the Framework Agreement on Connected Transaction with Sino-Ocean Group, and agreed that the Company may enter into the Framework Agreement with Sino-Ocean Group. Pursuant to the Framework Agreement, the Company may, during its ordinary business course and based on its investment demands, purchase from Sino-Ocean Group financial products issued by Sino-Ocean Group.

Commission File Number 001-31914

This transaction does not require review and approval by the shareholders meeting of the Company.

II.	INTRODUCTION OF THE CONNECTED PERSONS AND ITS RELATIONSHIP WITH THE COMPANY

1.	Background of the Connected Persons

Sino-Ocean Group Holding Limited is a company registered in Hong Kong with the registered residence at Suite 601, One Pacific Place, 88 Queensway. Sino-Ocean Group was listed on the Main Board of the Stock Exchange of Hong Kong Limited (“SEHK”) on September 28, 2007 (Stock Code 03377.HK), with Mr. Li Ming as the authorized representative in SEHK. As of December 31, 2018, the total issued share capital of Sino-Ocean Group reached approximately 7.6 billion shares. The major shareholders were the Company and Anbang Insurance Group Co., Ltd. The business scope of Sino-Ocean Group includes mid-to high-end residential buildings development, urban complexes and office buildings investment and operation, property management services, senior living, logistic properties, long-term rental apartments, real estate funds, equity investment, asset management and overseas investment.

As of December 31, 2018, the total audited asset of Sino-Ocean reached approximately RMB 249.362 billion, the audited net assets reached approximately RMB 63.139 billion, the audited business income reached approximately RMB 41.422 billion, and the audited net business income was approximately RMB 4.666 billion.

2.	Introduction of the Connected Relations

According to the Listing Rules of Shanghai Stock Exchange (the “SSE Listing Rules”), Guidance on the Implementation of Connected Transactions for Listed Companies on the Shanghai Stock Exchange, Interim Measures on the Administration of Connected Transactions for Insurance Companies and the relevant provisions under other laws, administrative regulations, departmental rules and normative documents, because the Company is the largest shareholder of the Sino-Ocean Group with a shareholding of 29.59%, and Mr. Zhao Lijun, the vice president of the Company, has been serving as a director of Sino-Ocean Group, Sino-Ocean Group is considered a connected person of the Company under the SSE Listing Rules, and this transaction hereunder constitutes a connected transaction of the Company.

As of this transaction, the amount of the connected transactions between the Company and Sino-Ocean Group in the last twelve months has not reached RMB 30 million or more than 5% of the latest audited net assets of the Company. Therefore, this transaction hereunder is not subject to the approval of the shareholders meeting of the Company.

III.	SCOPE AND PRICING METHOD OF THE CONNECTED TRANSACTION

1.	Scope of the Connected Transaction

Pursuant to the Framework Agreement, the Company may subscribe the financial products issued by the Sino-Ocean Group, including but not limited to the following:

(i)	Dollar bonds, dim sum bonds, superior perpetual bonds, subordinate perpetual bonds, convertible bonds, structured financing products, publicly or privately issued offshore;

(ii)

Corporate bonds (including renewable corporate bonds), medium terms notes (including perpetual medium-term notes), structured products (including ABS, ABN, CMBS, CMBN, quasi-REITs and other asset backed securities), privately or publicly issued as approved by domestic exchanges, the National Association of Financial Market Institutional Investors, and the National Development of Reform Commission; and

Commission File Number 001-31914

(iii)	Trust products issued offshore.

2.	Annual Cap on the Amount of Connected Transaction

For the three years ending December 31, 2021, the annual cap on the amount of subscription by the Company of financial products is RMB 4 billion or its equivalent in foreign currency. Further, the subscription amount of credit products and products without security shall be no more than RMB 2 billion or its equivalent in foreign currency, and the subscription amount of various perpetual loans issued publicly or privately, either onshore or offshore, shall be no more than RMB 2 billion or its equivalent in foreign currency.

3.	Pricing Method

The pricing will be determined based on the principle of market value, the normal commercial terms, and the then current market prices or rates of similar transactions conducted by the Company with non-connected parties. The pricing of publicly issued onshore or offshore products shall be determined based on the market situation by using the yields of national debts with same maturity as the benchmark, taking into consideration of the issuance level of comparable companies, and the final yields level shall be determined by adopting the bookkeeping method. The pricing of privately issued onshore or offshore products shall be determined comprehensively based on the publicly issued products according to the principles of compliance and fairness and taking into consideration of different terms and conditions as well as the difficulties of issuance.

4.	Term

The Framework Agreement will be effective from April 1, 2019 to December 31, 2021 after it is signed by the parties.

IV.	PURPOSE OF THE CONNECTED TRANSACTIONS AND IMPACT ON THE COMPANY

This transaction is in the overall interest of the Company, because it will benefit the development of the investment business of the Company, further enhance the cooperation relationship with Sino-Ocean Group, diversify the investment instruments and targets of the Company and provide stable investment returns.

V.	PROCEDURES OF REVIEW

1.    The twelfth meeting of the sixth session of the Board of Directors of the Company considered and approved the Proposal on the Signing of the Framework Agreement on Connected Transaction with Sino-Ocean Group, and approved that the Company may enter into the Framework Agreement with Sino-Ocean Group. The Meeting also authorized the management of the Company to approve and execute the daily connected transactions and related matters within the scope contemplated in the Framework Agreement. All of the directors unanimously voted in favor of this connected transaction.

2.    All the independent directors of the Company reviewed documents pertinent to this connected transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board for review, and provided the following independent opinion: this connected transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions in the agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of this connected transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

Commission File Number 001-31914

VI.	DOCUMENTS AVAILABLE FOR REVIEW

1.	Resolution of the twelfth meeting of the sixth session of the Board of Directors of the Company;

2.	Prior consenting opinion and independent opinion by independent directors on this connected transaction; and

3.	Framework Agreement.

Board of Directors of China Life Insurance Company Limited

March 27, 2019